BLACK BIRD BIOTECH, INC.

3505 Yucca Drive – Suite 104

Flower Mound, Texas 75028

September 6, 2021

VIA EDGAR

Mr. Gregory Herbers

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Bird Biotech, Inc. (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
Commission File No. 024-11621

Dear Mr. Herbers:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified September 9, 2021, at 10:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Connecticut, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Fabian G. Deneault

Fabian G. Deneault

President

Black Bird Biotech, Inc.